PENN WEST PROVIDES RESULTS OF INTERNAL REVIEW OF ACCOUNTING PRACTICES, FILES

RESTATED FINANCIAL STATEMENTS AND CONFIRMS NO IMPACT ON STRATEGIC DIRECTION

FOR IMMEDIATE RELEASE, September 18, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we” or “our”) today announced the results of the voluntary internal review (the “Review”) undertaken by the Audit Committee of certain accounting practices, completed the restatement of certain financial statements and related management’s discussion and analysis (“MD&A”), and confirmed that the Audit Committee’s findings do not impact Penn West’s strategic direction. The Audit Committee, which is comprised solely of independent members of the Company’s Board of Directors (the “Board”), retained independent Canadian and U.S. legal counsel, and an independent forensic accounting firm, to assist the Audit Committee in conducting the Review. Certain of the investigative actions by the Audit Committee described in this update were carried out by the independent legal counsel or the independent forensic accounting firm under the direction of the Audit Committee, and references to the Audit Committee in those instances include those advisors.

STATEMENT FROM THE CHAIRMAN OF THE BOARD

“Speaking on behalf of the Board, we are resolute in our effort to move the company past the difficult period of the Review and into a new era of enhanced corporate governance and ethics to address our past. We are confident that Penn West’s thorough and timely action has identified the accounting practices under review and that we are improving our procedures to prevent reoccurrences,” said Rick George, Chairman of the Board. “Further, we are proud of the courage, integrity and ethics demonstrated by Penn West’s current management in bringing this matter to light. We are acting on the findings of this Review, and as stated in this release, there is no impact on our strategic direction going forward.”

This release presents information related to the Review in the following order:

•	Background and Scope of the Review, Accounting Practices Reviewed, and Actions Initiated

•	Restatement Documents

•	No Impact on Strategic Direction, Fundamentals Remain Strong, Key Financial Metrics and 2014 Capital Budget

•	Regulatory Matters

BACKGROUND AND SCOPE OF THE REVIEW

On July 29, 2014, the Company publicly announced that the Review arose from certain accounting practices that came to the attention of the Company’s new Senior Vice President and Chief Financial Officer, David Dyck, after he assumed that position on May 1, 2014. The Company’s senior management then recommended to the Board that the Audit Committee conduct an independent review of these practices. The Company promptly informed its external auditors, KPMG LLP (“KPMG”), of the Review and has kept KPMG informed as the Review has progressed.

In its July 29, 2014 release, Penn West disclosed that certain transactions appear to have been made to reduce operating expenses and increase the Company’s reported capital expenditures and royalties and appear to have been made without adequate supporting documentation. The accounting practices reviewed involved the capitalization of certain operating expenses as property, plant and equipment, the income statement classification of certain costs and credits, the timing of certain accruals relating to production, operating expenses and capital and the timing for the recording of certain production volumes.

At the same time, the Company publicly announced that based on the results of the Review to that date, the Board, acting on the recommendation of the Audit Committee, had made a decision to restate the Company’s audited annual financial statements for at least the years ended December 31, 2012 and

2013 and its unaudited interim financial statements for the three months ended March 31, 2014 and 2013 and all related MD&A. The Company also announced that there could be a delay in filing its unaudited comparative interim financial statements for the three and six month periods ended June 30, 2014 and the related MD&A and management certifications, which ultimately proved to be the case. At that time, the Company also announced that it had voluntarily informed the Alberta Securities Commission (the “ASC”) and the United States Securities and Exchange Commission (the “SEC”) about the Review.

The Audit Committee thoroughly reviewed the facts and circumstances surrounding the accounting practices in question, which included a review of an extensive volume of paper and electronic records and a series of interviews of numerous current and former employees. Throughout this process, Penn West has had regular communications with the staff of each of the ASC and the SEC and intends to continue cooperating with both agencies.

DETAILS OF ACCOUNTING PRACTICES REVIEWED

To fully complete its Review, the Audit Committee determined that a review of prior periods going back to and including 2007 was necessary, including establishing the relevant January 1, 2012 opening balances for the restatement. The review, including the analysis of electronic and paper records, together with data-analytics and interviews performed by the Audit Committee, did not identify any other accounting practices that were required to be addressed by the Company in the restatement.

The following is a more detailed description of the matters corrected in the restatement adjustments

(i)	Reclassification of Operating Expenses and Property, Plant and Equipment

The Review identified that certain operating expenses were reclassified to property, plant and equipment without adequate support and were determined to be incorrectly recorded as property, plant and equipment. Reversing the capitalization of operating expenses results in adjustments of $11 million in the first quarter of 2014 (“Q1 2014”), $85 million in 2013 and $94 million in 2012 decreasing reported property, plant and equipment and increasing operating expenses. As a result of these adjustments, depletion and depreciation expense, impairment charges, gains (losses) on dispositions and deferred income tax expense (recovery) have also been restated in Q1 2014, 2013 and 2012, together with the effect of these items from prior periods on opening retained earnings as at January 1, 2012, as further described in our restated financial statements and restated MD&A for the year ended December 31, 2013.

Throughout all periods under review, the reclassification of certain expenditures from operating expense to property, plant and equipment occurred at the corporate level. Some aspects of the reclassification process changed over time. For certain periods, attempts were made at the time of the entries to analyze supporting documentation to determine which items were properly reclassified as property, plant and equipment. For other periods, and more recently, it appears that little if any analysis was performed at the time of the entries to determine which items ought to be capitalized. In some cases, there appeared to be no contemporaneous support for the decision to reclassify operating expenses as property, plant and equipment. As a result, capitalization of operating expenses decreased reported operating expenses while correspondingly increasing the reported capital assets of the Company.

Further analysis within property, plant and equipment and operating expenses was undertaken to determine if supported amounts had been appropriately classified within these two categories. The Review determined that $2 million in Q1 2014, $17 million in 2013 and $40 million in 2012 were incorrectly classified as operating expenses. These amounts were adjusted and correctly reclassified as property, plant and equipment. In addition, it was determined that none in Q1 2014, $3 million in 2013 and $12 million in 2012 were incorrectly classified as property, plant and equipment. These amounts were adjusted and correctly reclassified as operating expenses.

Net impact of reversing these reclassifications increases operating expenses and decreases property, plant, and equipment by the following amounts:

• 2012	:$66 million

• 2013	:$71 million

• Q1 2014	: $9 million

(ii)	Reclassification of Operating Expenses to Royalties

The Review identified a practice of incorrectly reclassifying a portion of operating expenses as royalties in the consolidated statement of income (loss). This practice reflected the fact that the Company incurs certain expenses producing royalty holders’ share of production, and the view developed that expenses so incurred are not properly Penn West’s operating expenses, but rather, are more appropriately attributed to the royalty holders’ share of the expenses (and thus booked as royalties). The Review determined that this practice was not appropriate and that the Company had incorrectly classified operating expenses as royalties. The reclassification reduced reported operating expenses. The practice did not impact the amount of royalties paid to third parties.

Accordingly, these amounts have been restated and reclassified from royalties to operating expenses. These adjustments resulted in $19 million in Q1 2014, $101 million in 2013 and $101 million in 2012 reclassified from royalties to operating expenses. As both royalties and operating expenses are included in the consolidated statements of income (loss), there is neither an effect on net income for Q1 2014, 2013 and 2012 nor on retained earnings in prior periods.

Impact of reversing these reclassifications increases operating expenses and decreases royalties (no effect on net income) by the following amounts:

• 2012	:$101 million

• 2013	:$101 million

• Q1 2014	: $19 million

(iii)	Capital Expenditure Over-Accruals

The Review identified that in recent years, the Company accrued its capital expenditures in excess of the amounts expended in the relevant year. Unused accruals should have been reversed to zero at year end. In recent years, unused accruals were not reversed, but were carried over the year-end. This occurred from 2012 into 2013 and from 2013 into 2014. The Review identified an accrual at December 31, 2012 of $36 million that was not reversed at March 31, 2013 ($12 million) and at June 30, 2013 ($24 million) despite information being available that indicated that the provision was no longer required. Further to this, it was also identified that on December 31, 2013 the accrual for capital expenditures was increased by $20 million with insufficient support. The effect of these over-accruals of capital expenditures was to overstate property, plant and equipment in 2013 and Q1 2014 by $56 million. These amounts have been adjusted and restated in the restated financial statements as at December 31, 2013. The Review did not identify any adjustments related to Penn West’s accrual practices for fiscal year 2012. These adjustments do not have an impact on net income or retained earnings.

Impact of reversing capital expenditure over-accruals:

• 2012	:$0

• 2013 & Q1 2014	:$56 million

(iv)	Revenue and Volume Reporting

The Review identified certain oil and natural gas sales and associated volumes related primarily to closing adjustments on asset divestments and equalizations adjustments that were not recorded in the quarter they were realized. As a result, oil and gas sales were under-stated by $2 million with associated volumes of approximately 190 boe per day on an annual basis for 2013 and under-stated by $0.1 million with associated volumes of approximately 670 boe per day on a quarterly basis in the first quarter of 2014. These amounts have been corrected in the restated financial statements. The revenue and volume amounts identified were not material in volumes or dollars.

Impact of revenue and volume accrual (no material impact on volumes or dollars):

• 2013	:$2 million and approximately 190 boe per day on an annual basis.

• Q1 2014	:$0.1 million and approximately 670 boe per day on a quarterly basis.

ACTIONS INITIATED AS A RESULT OF THE REVIEW

During 2014, before the accounting practices that led to the Review were brought to the new CFO’s attention, we began an unrelated restructuring of our accounting and finance departments. As a result of that restructuring, the senior finance and accounting personnel who were at the Company and involved in the adoption and use of the accounting practices that led to the restatement of our financial statements ceased to be employed by the Company.

In determining how the accounting practices identified above went undetected, the Review identified several material weaknesses and a significant deficiency in Penn West’s internal control over financial reporting and control systems. In addition, Penn West’s senior management, after conducting its own review, has concluded that Penn West has material weaknesses and a significant deficiency in its internal controls over financial reporting. Those material weaknesses and significant deficiency are described in the MD&A filed with our restated historical financial statements.

As a result, we are implementing the appropriate remedial measures to strengthen our corporate governance, compliance and control processes. We are in the process of enhancing our internal control testing function with the support of an independent third party firm, senior management, the Audit Committee and the Board, allowing for a higher level of independent assurance from this function. We believe that increasing organizational awareness and understanding of the importance of internal controls will significantly decrease the risk of errors in our financial statements.

Senior management is also reinforcing related accounting policies through enhanced formalization of documentation requirements and additional training and procedures across the Company to better ensure compliance with Company standards and will continue to emphasize adherence to these policies on an on-going basis. We have concluded that our former senior accounting management did not adequately establish and enforce a strong culture of compliance and controls which includes the adherence to policies, procedures and controls necessary to present financial statements in accordance with IFRS. Specifically, senior management is focused on improving processes and controls by:

•	Conducting ongoing compliance, accounting policy and controls training for its accounting and finance staff and increasing awareness and ensuring effectiveness of the Company’s whistleblower line;

•	Reestablishing proper oversight within the accounting and finance functions;

•	Enforcing the journal entry policy and improving controls requiring appropriate analysis, documentation and approval for all journal entries. In addition, we are reviewing approval authorities and enhancing journal entry review procedures;

•	Strengthening the capital accrual process by requiring appropriate analysis and approval of any proposed adjustments to amounts generated by the detailed process;

•	Requiring consistent application of the capitalization policy through training along with enhanced clarification on areas requiring judgment; and

•	Improving the process for recording adjustments to oil and natural gas sales arising from adjustments to asset acquisitions, dispositions, or equalizations by requiring appropriate supporting analysis, including the timing of when the adjustment should be recognized in the financial statements.

Senior management has discussed the material weaknesses and significant deficiency identified with our Audit Committee and the Board will continue to review progress on these remediation activities on a regular and ongoing basis.

RESTATEMENT DOCUMENTS

As a result of the findings of the Review detailed above, the Board, upon the recommendation of the Audit Committee, has determined to restate and amend the following financial documents, which are being filed today:

a)	audited consolidated financial statements for the fiscal year ended December 31, 2013, including comparative results for the fiscal year ended December 31, 2012, and the balance sheet as at January 1, 2012, together with the related notes and audit report;

b)	MD&A for fiscal 2013 (such MD&A, together with the annual financial statements referred to in paragraph (a) above, the “Fiscal 2013 Filings”);

c)	revised annual information form for fiscal 2013, reflecting amendments arising from the restatement of the previously filed financial statements described in paragraph (a);

d)	unaudited interim consolidated financial statements for the first quarter of fiscal 2014, including comparative results for the same period in fiscal 2013, together with the related notes;

e)	MD&A for the first quarter of fiscal 2014 (such MD&A, together with the interim financial statements referred to in paragraph (d) above, the “Q1 2014 Interim Filings”); and

f)	executed certifications of the Chief Executive Officer and Chief Financial Officer: (i) in accordance with National Instrument 51-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings for the Fiscal 2013 Filings and for the Q1 2014 Interim Filings and the Q2 2014 Interim Filings; and (ii) in accordance with sections 302 and 906 of the Sarbanes Oxley Act of 2002 and management’s report on internal control over financial reporting together with the auditor’s attestation report on internal control over financial reporting for the Fiscal 2013 Filings.

The Company will also be filing the following financial documents today:

a)	unaudited interim consolidated financial statements for the second quarter of fiscal 2014, including comparative results for the same period in fiscal 2013 (restated), together with the related notes; and

b)	MD&A for the second quarter of fiscal 2014 (such MD&A, together with the interim financial statements referred to in paragraph (a) above, the “Q2 2014 Interim Filings”);

The Company will also amend its related U.S. filings, including its Annual Report on Form 40-F and its Reports on Form 6-K, to reflect the restated and amended filings described above.

INTERNAL REVIEW DOES NOT IMPACT STRATEGIC DIRECTION

Dave Roberts, President and CEO, commented, “We addressed these issues head on and have made significant progress in resolving them. We will continue to treat this matter very seriously and are committed to ensuring that we avoid a similar situation in the future. What is very clear is that our production and operations have not been impacted, and the financial health of the Company continues to improve. With our restated historical and second quarter financial statements filed, we can now look forward to delivering on our targets set out in the Company’s long-term plan. Our focus on reducing costs and increasing the cash generating capability of the enterprise through focused development of conventional light oil is unchanged.”

PENN WEST FUNDAMENTALS REMAIN STRONG

•	Long Term Strategy - operations, strategy and anticipated growth going forward unchanged

•	Cash and Debt Balances - unaffected by restatement

•	Production - 2014 average production guidance of 101,000 to 106,000 boe per day unchanged

•	2014 Development - planned development activities for 2014 unchanged

•	Reserves Volumes and Values - 2013 year end independent reserves estimates remain unchanged

•	Bank Facility and Senior Unsecured Notes – Following delivery of the restated historical and second quarter financial statements and related MD&A to the lenders under Penn West’s revolving syndicated bank facility and the holders of its senior unsecured notes, the defaults under Penn West’s bank facility and the senior unsecured notes will be cured. As a result, the bank facility and notes will continue in effect on their existing terms, including borrowing capacity of $1.7 billion, with no changes to pricing or any other terms of the bank facility and no changes to financial covenants going forward.

IMPACT ON KEY FINANCIAL METRICS

The review identified the accounting practices that required restatement adjustments. The impact of these adjustments on key financial metrics of the Company is summarized below:

Financial Metric	Q1 2014	Change (%)	2013	Change (%)	2012	Change (%)

Net Income	Increased $7MM	7%	Increased $29MM	3%	Decreased $24MM	(16%)

Funds Flow(1)	Decreased $10MM	(4%)	Decreased $69MM	(7%)	Decreased $66MM	(5%)

Total Debt	No Change	0	No Change	0	No Change	0

Operating Cost	Increased $28MM	16%	Increased $172MM	20%	Increased $167MM	16%

(1)	The term “funds flow” is a non-GAAP measure. Please refer to the “Non-GAAP Measures Advisory” section below.

IMPACT ON 2014 CAPITAL BUDGET

As a result of the restatement, we now anticipate that approximately $80 million of budgeted development capital expenditures will be accounted for as operating expenses rather than capital expenditures. Accordingly, our 2014 capital budget of $900 million has been revised to $820 million. There is no impact on planned development capital activities for 2014 as a result of this adjustment.

REGULATORY MATTERS

This status update is provided pursuant to the alternative information guidelines in National Policy 12-203 (“NP 12-203”), which require the Company to provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. In accordance with those requirements, the Company advises that: except as previously disclosed and as disclosed herein, there have not been any material changes to the information contained in our July 29, August 12, August 26 and September 9, 2014 news releases; there has not been any failure by the Company to fulfill its publicly disclosed intentions with respect to satisfying the provisions of the alternative information guidelines of NP 12-203; except as previously disclosed, there are no subsequent specified defaults (actual or anticipated) within the meaning of NP 12-203; and there is no other material information concerning the Company and its affairs that has not been generally disclosed as of the date of this update.

As previously disclosed, the ASC and the Ontario Securities Commission have issued management cease trade orders (the “MCTOs”) that prohibit the directors and executive officers of the Company from trading in or purchasing securities of the Company, subject to certain limited circumstances. The MCTOs do not affect the ability of other persons to trade in the common shares or other securities of the Company. The Company understands that the MCTOs are likely to expire or be revoked shortly after the completion of the restatement and the issuance of the Q2 2014 Interim Filings.

ADVISORIES

Forward Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to be resolute in our effort to move the company past the difficult period of the Review and into a new era of enhanced corporate governance and ethics to address our past; our beliefs with respect to the results of the Review, including that our actions have identified and corrected our accounting errors and that we are improving our procedures and monitoring systems and enhancing our internal control testing functions, which we believe, along with other steps, will prevent reoccurrences of accounting errors and will significantly decrease the risk of errors in our financial statements; our expectations with respect to certain effects of the restatements, including our beliefs with respect to the impact on long term strategy; our belief that the financial health of the Company continues to improve; our targets set out in our previously disclosed long term plan; our focus on reducing costs and increasing the cash generating capability of the enterprise through focused development of conventional light oil; the process being undertaken to enhance Penn West’s internal controls over financial reporting and control systems and the fact senior management will be reinforcing related accounting policies through enhanced formalization of documentation requirements and additional training and procedures and the expected impact of such process and communications; our revised 2014 capital expenditure budget; and the expected revocation of the MCTOs and timing thereof. In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: our ability to execute our long-term plan as described in our other disclosure documents and the impact that the successful execution of such plan will have on us and our shareholders; the laws and regulations with which we will be required to comply, including laws and regulations relating to securities, accounting, taxation, royalty regimes and environmental protection; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; future debt levels; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out exploration and development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; our ability to execute on planned asset acquisition and divestment programs; our ability to add production and reserves through our development and exploitation activities; performance and decline rates of future development wells; the ability of our historical type curves for particular areas to predict future production levels from wells drilled in such areas; timing and costs of bringing future development wells on stream; the expected inventory of future drilling locations; reservoir response to water flood and other enhanced oil recovery methods; producing well and production equipment reliability and decline rates; operating and administrative cost savings; and performance of non-operated properties.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to implement our plans with respect to proposed process improvements or that we are not able to achieve the results that we expect to derive therefrom; the failure to properly integrate process improvements; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to us and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand and our ability to execute capital programs; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; changes in taxation and other laws and regulations that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; and the other factors described under “Risk Factors” in our Revised AIF, and described in our public filings available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, we believe utilizing a conversion on a 6:1 basis is misleading as an indication of value.

In 2013, all of our reserves were evaluated or audited by Sproule Associates Limited (“SAL”), an independent, qualified engineering firm. SAL evaluated approximately 75 percent and audited approximately 25 percent of our proved and proved plus probable reserves, based on the net present value of future net revenue of such reserves discounted at 10 percent. Our reserves disclosures as at and for the period ended December 31, 2013, as required under National Instrument 51-101 and under the U.S. standard, “Extractive Industries – Oil and Gas”, are contained in our revised Annual Information Form in respect of the year ended December 31, 2013 filed on SEDAR at www.sedar.com and in our Supplementary Oil and Gas Information included in our Amended Annual Report on Form 40-F in respect of the year ended December 31, 2013 filed on EDGAR at www.sec.gov.

Non-GAAP Measures

This news release includes a non-GAAP measure, funds flow, not defined under International Financial Reporting Standards (“IFRS”). Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com

Media: Greg Moffatt, Manager, Public Affairs Phone: 403-806-3691 Email: greg.moffatt@pennwest.com